Exhibit O

Skadden, Arps, Slate, Meagher & Flom llp
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	June 6, 2022	TOKYO
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Twitter, Inc. 1355 Market Street, Suite 900 San Francisco, CA 94103 Attn: Vijaya Gadde, Chief Legal Officer

Dear Ms. Gadde:

We are in receipt of correspondence sent on Twitter’s behalf dated June 1, 2022, responding to Mr. Musk’s request for the data and information described in my letters dated May 25, 2022 and May 31, 2022.

Mr. Musk does not agree with the characterizations in Twitter’s June 1 letter. Twitter has, in fact, refused to provide the information that Mr. Musk has repeatedly requested since May 9, 2022 to facilitate his evaluation of spam and fake accounts on the company’s platform. Twitter’s latest offer to simply provide additional details regarding the company’s own testing methodologies, whether through written materials or verbal explanations, is tantamount to refusing Mr. Musk’s data requests. Twitter’s effort to characterize it otherwise is merely an attempt to obfuscate and confuse the issue. Mr. Musk has made it clear that he does not believe the company’s lax testing methodologies are adequate so he must conduct his own analysis. The data he has requested is necessary to do so.

June 6, 2022

As noted, under various terms of the merger agreement, Twitter is required to provide data and information that Mr. Musk requests in connection with the consummation of the transaction. Twitter’s obligations to provide Mr. Musk with information is not, as the company’s June 1 letter suggests, limited to a “very specific purpose: facilitating the closing of the transaction.” To the contrary, Mr. Musk is entitled to seek, and Twitter is obligated to provide, information and data for, inter alia, “any reasonable business purpose related to the consummation of the transaction” (Section 6.4). Twitter must also provide reasonable cooperation in connection with Mr. Musk’s efforts to secure the debt financing necessary to consummate the transaction, including by providing information “reasonably requested” by Mr. Musk (Section 6.11). Mr. Musk’s requests for user data not only satisfies both criteria, but also meets even Twitter’s narrowed interpretation of the merger agreement, as this information is necessary to facilitate the closing of the transaction.

As Twitter’s prospective owner, Mr. Musk is clearly entitled to the requested data to enable him to prepare for transitioning Twitter’s business to his ownership and to facilitate his transaction financing. To do both, he must have a complete and accurate understanding of the very core of Twitter’s business model—its active user base. In any event, Mr. Musk is not required to explain his rationale for requesting the data, nor submit to the new conditions the company has attempted to impose on his contractual right to the requested data. At this point, Mr. Musk believes Twitter is transparently refusing to comply with its obligations under the merger agreement, which is causing further suspicion that the company is withholding the requested data due to concern for what Mr. Musk’s own analysis of that data will uncover.

If Twitter is confident in its publicized spam estimates, Mr. Musk does not understand the company’s reluctance to allow Mr. Musk to independently evaluate those estimates. As noted in our previous correspondence, Mr. Musk will of course comply with the restrictions provided under Section 6.4, including by ensuring that anyone reviewing the data is bound by a non-disclosure agreement, and Mr. Musk will not retain or otherwise use any competitively sensitive information if the transaction is not consummated.

June 6, 2022

Based on Twitter’s behavior to date, and the company’s latest correspondence in particular, Mr. Musk believes the company is actively resisting and thwarting his information rights (and the company’s corresponding obligations) under the merger agreement. This is a clear material breach of Twitter’s obligations under the merger agreement and Mr. Musk reserves all rights resulting therefrom, including his right not to consummate the transaction and his right to terminate the merger agreement.

Sincerely,

/s/ Mike Ringler
Mike Ringler
Skadden, Arps, Slate, Meagher & Flom LLP

cc:

Marty Korman, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Alan Klein, Simpson Thacher & Bartlett LLP

Elon Musk
Alex Spiro